	New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong
Joseph A. Hall
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

July 22, 2011

Re:	EPAM Systems, Inc.

Registration Statement on Form S-1

Filed June 10, 2011

File No. 333-174827

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Jacobs:

On behalf of EPAM Systems, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 7, 2011 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page references in the text of this letter correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on June 10, 2011 as well as a supplemental response to Comments 6, 8, 28 and 48 below.

General

1.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	July 22, 2011

time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:

The Company intends to provide a price range, along with corresponding changes to the Registration Statement, on a supplemental basis to the Staff and will provide sufficient time for the Staff to review this information prior to commencing marketing efforts. The Company acknowledges that the effect of the price range on disclosure throughout the document may cause the Staff to raise issues on areas not previously commented on.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

The Company will supplementally provide the Staff with copies of any graphical materials or artwork the Company intends to use for its prospectus, and we acknowledge that the Staff may have further comments upon review of such materials.

Prospectus Cover Page

3.	We note that Renaissance Securities (Cyprus) Limited is listed on your outside front cover page. It does not appear appropriate to include Renaissance Securities (Cyprus) Limited as an underwriter on the cover page, however, given that it is not a U.S.-registered broker-dealer and that, as you indicate in the footnote on page 114, offers and sales of your securities made by this entity in the U.S. or to U.S. persons will be effected by or through an SEC-registered broker-dealer. Accordingly, please revise the cover page to replace Renaissance Securities (Cyprus) Limited with the U.S.-registered broker-dealer(s) who will be effecting such offers and sales.

Response:

The Company has revised the cover page of the Registration Statement to replace “Renaissance Securities (Cyprus) Limited” with “RenCap,” the marketing name of RenCap Securities, Inc., the U.S.-registered broker-dealer that will be effecting offers and sales of the Company’s common stock.

Table of Contents, page i

4.

Other than the explanation of references in the prospectus to the company and to its trademarks appearing on pages i-ii, the definitions should be moved from the portion of your filing that is subject to Securities Act Rule 421(d). It appears that all of the defined

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	3	July 22, 2011

terms will be readily understood from context, and that you can adequately inform investors of their meaning by defining them the first time you use them in the body of the prospectus. Please also relocate the discussion of non-GAAP financial measures to a more appropriate place in the filing.

Response:

The Company has revised the disclosure in the Registration Statement to define “CEE” and the “CIS” the first time such terms are used in the body of the prospectus and to expand on the countries included in those regions in the risk factors related to conducting business in those regions and in the business section. Please see pages 30 and 71. The discussion of non-GAAP financial measures is now included only in footnote 2 of “Summary Consolidated Financial and Other Data” on page 8.

Summary, page 1

General

5.	Please disclose in your prospectus summary that insiders of the company will continue to have substantial control over the company following the IPO, as discussed in your risk factor section on page 39. Please also disclose the post-IPO aggregate ownership interest of your officers, directors, and pre-offering major shareholders, once known.

Response:

The Company has revised the prospectus summary to disclose that insiders of the Company will continue to have substantial control over the Company following the IPO and the Company will disclose the post-IPO aggregate ownership interest of the Company’s officers, directors and pre-offering major shareholders, once known. Please see page 4.

Our Company, page 1

6.	Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

•	“We are the only SAS 70 Type II certified IT services provider with multiple delivery centers in CEE.”

•	“Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS.”

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	4	July 22, 2011

Response:

The Company has revised the disclosure in the Registration Statement to disclose the factual basis for and the context of the Company’s beliefs, understandings, estimates and opinions set forth in the Registration Statement. We have provided under separate cover the supporting material to respond to the Staff’s comment.

We have provided, under separate cover, the supporting material to substantiate the basis of all projections, statistics and assertions the Company cites.

7.	You identify 15 companies that you indicate are representative of your “top” 30 clients. Please explain how you determined your top clients in connection with identifying them in the prospectus. For example, disclose whether they are your top customers by revenues for a specified period or according to some other metric.

Response:

The Company has revised the Registration Statement to disclose that the 15 companies identified are selected from the Company’s top 30 clients by revenues for 2010. Please see pages 1, 51 and 72.

Our Industry, page 2

8.	With respect to each third-party statement in your prospectus – such as the market data by IDC and Software Magazine referenced in your summary and the recognitions by the International Association of Outsourcing Professionals and others noted in your Business disclosure – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether all or any of the reports or other publications was prepared for you.

Response:

We have provided, under separate cover, the relevant portions of the industry research reports and publications cited in the Registration Statement, clearly marked to highlight the applicable portion or section containing the referenced information and cross-referenced to the appropriate location in the Registration Statement. The Company confirms that none of the reports or other publications cited in the Registration Statement were prepared for it. The reports and other publications are available without cost or at a reasonable subscription expense.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	5	July 22, 2011

Risk Factors, page 9

General

9.	Please review each risk factor subheading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. A number of the subheadings state generally that a factor could “materially adversely affect” your business, financial condition and results of operations. Please revise so that each subheading indicates what the specific adverse effects may be, such as reduced income or revenues or loss of customers.

Response:

The Company has reviewed each risk factor subheading and revised as appropriate to ensure that it clearly conveys a separate detailed risk to investors regarding the Company, its industry or the offering. Please see pages 9 to 43.

“Our ability to expand our business…,” page 19

10.	So that readers may better understand the extent of the challenges to your growth presented by the non-competition clauses contained in certain of your customer agreements, please expand your description of these clauses to specify the industries or markets in which your ability to compete is restricted and the time period of such restrictions, to the extent material.

Response:

The Company has expanded the risk factor to provide an example description of the types of non-competition clauses contained in certain client agreements and the time periods for such clauses. The non-competition clauses are with respect to particular employees of the Company working on a project for a client with whom the Company has agreed to a non-competition clause restricting the Company’s employees from working on projects for competitors of such client. The Company respectfully submits that its ability to compete in particular industries or markets is not materially restricted. Please see page 19.

“Our agreement with one of our largest clients…,” page 19

11.	You disclose that under your agreement with one of your largest clients, the client has the option to require you to transfer all of the assets that serve it, including the offshore development center dedicated to the client and the operating relationships, such as employment and subcontractor relationships, at the pre-agreed cost of the assets. We note that you have disclosed the amount of revenues attributable to this client. Please also discuss in quantitative terms the difference between the pre-agreed cost you reference and the carrying value of the assets that will be transferred if the client exercises its option, to the extent material. In addition, please tell us what consideration you gave to naming the client that has this option.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	6	July 22, 2011

Response:

The Company has revised the disclosure to clarify at what pre-agreed or negotiated prices the assets or employment relationships will be transferred to the client and that with respect to assets that serve the client which the client has financed pursuant to the Company’s agreement with the client, such assets will be transferred at a de minimus price. The Company confirms that the pre-agreed price of the assets which the client has financed and the carrying value of such assets that will be transferred if the client exercises its option is de minimus. Please see page 20.

The Company respectfully submits that naming the client that has the option is not relevant for an investor to understand the risk related to any transfer of assets. The historical amount of revenues attributable to the client has been disclosed to give investors a sense of the relative impact of any loss of future revenues to the Company, which is the primary risk of any transfer of assets to the client.

“Our subcontracting practices may expose us…,” page 21

12.	Please indicate, in quantitative terms if possible, the extent to which you rely on third-party subcontractors in connection with providing services to your clients.

Response:

The Company has revised the disclosure in the Registration Statement to indicate in qualitative terms the extent to which it relies on subcontractors in connection with providing services to its clients. The Company is not able to accurately estimate in quantitative terms the extent to which it relies on subcontractors for providing services to its clients because of the nature of certain of the Company’s projects, such as fixed fee engagements, where revenues cannot be allocated specifically between our employees and subcontractors, or the short term nature of certain assignments where subcontractors are used. Please see page 21.

Use of Proceeds, page 45

13.	You state that you intend to use the net proceeds from the offering for “general corporate purposes, such as for working capital, for acquiring facilities, and for potential strategic acquisitions of, or investments in, other businesses or technologies that [you] believe will complement [y]our current business and expansion strategies.” Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures or strategic acquisitions that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. If you have no current specific plan for a significant portion of the proceeds, discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Response:

The Company confirms that it is currently evaluating various opportunities with respect to capital expenditures and strategic acquisitions, but it has no current commitments for a significant portion of the proceeds and has revised the disclosure to discuss the principal reasons for the

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	7	July 22, 2011

offering. If the Company’s current plan changes with respect to using the net proceeds of the offering for particular capital expenditures or strategic acquisitions, the Company will add to the Registration Statement more specific disclosure of the intended use of the proceeds. Please see page 45.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

14.	Your overview notes a number of factors that you believe are advantageous for the company, such as the location of your delivery centers, the nature of your clients, and certain trends, including the increase in IT outsourcing and the growth in the CEE software development services market. In order to ensure that the overview provides balanced disclosure, please also discuss briefly material risks, uncertainties and challenges facing EPAM and how they are being addressed by management. In this regard, we note your risk factor disclosure indicating that the company faces pricing and wage pressures. Refer to SEC Release No. 33-8350.

Response:

The Company has revised the overview to discuss briefly the material risks, uncertainties and challenges facing the Company and how they are being addressed by management. Please see page 51.

Certain Income Statement Line Items

Provision for Income Taxes, page 55

15.	Expand your disclosure to describe the reasons why your provision for income taxes is low in comparison to your income before taxes. That is, you should explain why the foreign tax rate differential represents a significant adjustment or reduction in your provision for income taxes (see your page F-21). Your discussion should explain why the domestic income before taxes is significantly different than the North America segment operating profit (see your page F-22). You should disclose the amount of taxable income that is earned in foreign countries (e.g., Belarus).

Response:

The Company has revised the disclosure to describe the reasons why the Company’s provision for income taxes is low in comparison to the Company’s income before taxes and to disclose the aggregate amount of taxable income that is earned in foreign countries. Please see pages 55 and 56.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	8	July 22, 2011

Results of Operations

First Quarter 2011 Compared to First Quarter 2010

Provision for Income Taxes, page 57

16.	You disclose that the increase in provision for income taxes from the first quarter of 2010 to the first quarter of 2011 is primarily attributable to the relative shift in offshore services performed in Belarus to Ukraine and, to a lesser extent, to Russia. Please tell us the reasons for such shift, and whether the conditions that led to the shift constitute trends or uncertainties that are anticipated to cause material changes in results of operations in future periods.

Response:

As described in the Registration Statement, the increase in provision for income taxes from the first quarter of 2010 to the first quarter of 2011 is primarily attributable to an increase in clients’ need for onsite resources in North America and the United Kingdom. The Company has revised the disclosure to clarify that the increase in provision for income taxes from the first quarter of 2010 to the first quarter of 2011 is also attributable to an increase in offshore services performed in Ukraine and an increase in the profitability in offshore services performed in Russia, both of which have significantly higher tax rates relative to offshore services performed in Belarus, where we are currently entitled to a 100% exemption from Belarusian income tax. Please see pages 57 and 58.

The Company’s offshore services performed in Ukraine increased at a greater rate than its services performed in Belarus as several customers requested rapid staffing resources specifically in Ukraine, and the Company’s offshore services performed in Russia increased in profitability as the Company ended certain less profitable contracts in Russia. As the Company enjoys a tax holiday in Belarus, but has a 23% and 20% tax rate in Ukraine and Russia, respectively, the impact of this increase in offshore services performed in Ukraine and Russia relative to Belarus increases the Company’s global effective tax rate. The Company respectfully submits that, given the reasons related to the offshore services performed in the Ukraine and Russia described above, it is not able to determine whether the increase in offshore services performed in Ukraine and the increase in profitability in the offshore services performed in Russia represents a trend or uncertainty which will cause material changes in the Company’s results of operations other than the impact to the tax rate, as the Company’s operating costs in Russia and Ukraine are not materially different than its operating costs in Belarus.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	9	July 22, 2011

2010 Compared to 2009

Revenues, page 57

17.	We note your disclosure on page 58 regarding the significant impact of foreign exchange rates on your revenues for 2009 as compared to 2008. Tell us what consideration you gave to also disclosing the impact of foreign exchange rates on your revenues for 2010 as compared to 2009, and your revenues for the first quarter of 2011 as compared to the first quarter of 2010.

Response:

The Company respectfully submits that the impact of foreign exchange rates on the Company’s revenues for 2009 as compared to 2008 was (7.5)%, which the Company considered to be material to the discussion of the Company’s results of operations for 2009 as compared to 2008. The impact of foreign exchange rates on the Company’s revenues for 2010 as compared to 2009 and first quarter 2011 as compared to first quarter 2010 was (0.8)% and 0.2%, respectively, which the Company considered to be immaterial to the discussion of the Company’s results of operations for such periods.

Cost of Revenues (Exclusive of Depreciation and Amortization), page 58

18.	Tell us how you considered disclosing the impact of foreign exchange rates on your cost of revenues for each period presented.

Response:

The Company has revised the disclosure in the Registration Statement to address the impact of foreign exchange rates on its cost of revenues for 2009 as compared to 2008, where the impact was 3.0%. The impact of foreign exchange rates on the Company’s cost of revenues for 2010 as compared to 2009 and the first quarter of 2011 as compared to the first quarter of 2010 was a 0.5% effect and a (1.0)% effect, respectively, which the Company considered to be immaterial to the discussion of the Company’s results of operations for such periods. Please see page 59.

Liquidity and Capital Resources

Capital Resources, page 60

19.	Please disclose the total amount of cash and cash equivalents held outside the United States as of March 31, 2011 that would be subject to foreign withholding taxes and U.S. corporate income tax if remitted to the United States. Your disclosures should clearly discuss the implications of having cash held by foreign subsidiaries on your liquidity needs domestically.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	10	July 22, 2011

Response:

The Company has revised the disclosure in the Registration Statement to disclose the total amount of cash and cash equivalents held outside the United States as of March 31, 2011 that would be subject to foreign withholding taxes and U.S. corporate income tax if remitted to the United States and to discuss the implications of having cash held by foreign subsidiaries on the Company’s domestic liquidity needs. Please see pages 60 and 61.

Cash Flows

Operating Activities, page 61

20.	We note your unbilled receivables have increased 48% as of March 31, 2011 as compared to December 31, 2010, resulting in a decrease in your cash flows from operations. Tell us and disclose the reasons for the increase, any risks associated with recoverability, and the impact the increase has on your liquidity.

Response:

The Company has revised the disclosure in the Registration Statement to disclose the reasons for the increase. Please see page 61. The increase in the unbilled accounts receivable at March 31, 2011 as compared to December 31, 2010 is primarily the result of two factors.

First, the Company’s fixed-fee contracts in the Commonwealth of Independent States (the “CIS”) are typically annual contracts where the Company issues invoices based on contractual payment terms. Differences between the timing of billings and the recognition of revenue in accordance with the proportional performance method are recognized as either unbilled receivables or deferred revenue. These contracts are typically calendar year contracts with a final bill and payment made in December, which causes a decrease in the unbilled receivables as of December 31.

Second, unbilled revenues to certain of the Company’s large corporate clients increase during the first few months of the calendar year due to the timing of invoicing versus the provision of services to such customers, which causes an increase in unbilled receivables as of March 31.

The following table illustrates the trend in unbilled accounts receivable for the last three years (in thousands):

	December 31,	March 31,
Year end 2008 to first quarter	9,777	17,389
Year end 2009 to first quarter	13,952	22,073
Year end 2010 to first quarter	23,883	34,832

The Company does not believe there are any material risks with respect to recoverability regarding the increase in unbilled receivables in the first quarter of each year. With respect to the Company’s large corporate clients, given the reliability and quality of such clients’ operations, the Company does not believe that the longer time period to invoice such clients in the first quarter of

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	11	July 22, 2011

the year creates a material risk of recoverability. With respect to the Company’s fixed-fee contracts in the CIS as described above, such contracts contributed 13.8%, 12.7% and 9.1% of revenues for 2008, 2009 and 2010, respectively, and the Company has not historically experienced any material losses with respect to recoverability on such contracts.

The Company respectfully submits that while the increase in unbilled receivables in the first quarter of each year may impact cash flows from operations in the first quarter of the year, the Company does not believe there is a material impact on the Company’s liquidity. The increase in cash flows in the fourth quarter provides the Company with appropriate liquidity to meet the Company’s operating needs in the first quarter of the next year. By the second quarter of the year, the Company invoices its corporate clients at consistent intervals in accordance with their internal billing procedures, which decreases unbilled revenues.

Quantitative and Qualitative Disclosures About Market Risk

Concentration of Credit and Other Risk, page 62

21.	You state here that you maintain your cash, cash equivalents and short-term investments with “high credit quality financial institutions.” Please explain to us how this assertion is consistent with your risk factor disclosure on page 32 regarding the banking and financial systems in the CIS, which states that banks in the CIS generally do not meet international banking standards. Please also clarify whether these funds are available for immediate withdrawal, or whether there are restrictions on withdrawal, and tell us what consideration you gave to disclosing the impact of such restrictions on your liquidity and capital resources. In this regard, we note your disclosure on page 60 that of your $48.6 million in cash and cash equivalents at March 31, 2011, $31.3 million was held in accounts in Belarus.

Response:

The Company has revised the risk factor disclosure in the Registration Statement to clarify that banks in the CIS generally do not meet the banking standards of more developed markets. Please see page 33. In general, the Company understands that while banks in the CIS may meet the capital adequacy standards of the 1988 Basel Capital Accords (“Basel I”) issued by the Basel Committee on Banking Supervision (the “BCBS”), which is an internationally acknowledged banking standard, banks in the CIS do not generally test or publicly disclose whether they meet the capital adequacy standards of the 2004 Basel II Capital Accords issued by the BCBS, standards which are implemented in more developed markets, and the Company expects that banks in the CIS will generally not test or publicly disclose whether they meet the capital adequacy standards in the new 2010 Basel III Capital Accords issued by the BCBS.

The Company holds its cash and cash equivalents in Belarus with PriorBank, JSC (“PriorBank”), a majority-owned subsidiary of Raiffeissen Bank International, Austria (“RBI”), a leading bank in Austria and Central and Eastern Europe and a majority-owned subsidiary of Raifferisen Zentralbank Österreich AG, a publicly traded company. While the Company is not aware of any nationally recognized statistical rating organization that has issued any recent credit ratings with respect to PriorBank, according to PriorBank’s 2010 audited financial statements, prepared in

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	12	July 22, 2011

accordance with International Financial Reporting Standards and audited by Ernst and Young LLC, PriorBank is in compliance with the capital adequacy standards of Basel I. Moreover, RBI has received long-term ratings of A1, A, and A by Moody’s Investor Service, Inc., Fitch Ratings and Standard & Poors’ Ratings Services (a division of The McGraw-Hill Companies, Inc.), respectively. The Company respectfully submits that, while it believes the risk factor disclosure informs investors of the general risks of the banking and financial systems in the CIS, the Company believes PriorBank to be a high credit quality financial institution with which to maintain its cash and cash equivalents in Belarus.

The Company confirms that the funds held in Belarus are available for immediate withdrawal, and there are no legal or practical restrictions on withdrawal. The Company may pay, and has historically paid, bills and expenses within Belarus or across borders with valid documentation without any legal or practical restrictions or additional taxation. In addition, the Company may remit dividends from its Belarusian subsidiary to the direct parent company of such subsidiary in Cyprus, provided that it pays a 5% withholding tax on any such dividends. The Company respectfully submits that it does not believe there is any material impact on its liquidity and capital resources from holding its funds with PriorBank in Belarus.

Foreign Exchange Risk, page 63

22.	We note your disclosure that you use a sensitivity analysis as a primary tool in evaluating the effects of changes in foreign currency exchange rates on your business operations. Tell us what consideration you gave to including the results of this sensitivity analysis in your disclosure as provided for by Item 305 of Regulation S-K.

Response:

The Company has revised the disclosure in the Registration Statement to include the results of the sensitivity analysis. Please see page 64.

Critical Accounting Policies

Fair Value of Shares of Common Stock, page 66

23.	Please clarify your disclosure to indicate whether the third party appraisals used to estimate the fair value of your common stock were performed on a contemporaneous or retrospective basis, and the dates these valuations were performed.

Response:

The Company has revised the disclosure in the Registration Statement to indicate the dates the third-party appraisals used to estimate the fair value of the Company’s common stock were completed. Please see page 68.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	13	July 22, 2011

24.	Tell us if all of your stock options granted in 2010 where granted on November 30, 2010, or whether there were various grant dates in 2010. If there were various grant dates, please amend your disclosure to indicate the specific grant dates.

Response:

The Company has revised the disclosure to indicate the specific grant dates for the Company’s stock options granted in 2010. Please see page 67.

25.	Please expand your disclosures to clarify the following regarding the determination of the fair value of your common stock at each option grant date during 2010 and 2011:

•	The relative weighting of the income approach and market approach and the rationale for this determination;

•

The significant assumptions used in the valuation. In this regard, we note your disclosures that the increase in fair value of your common stock during 2010 was due to the significant growth in revenues and profitability during 2010. Please also disclose the other significant assumptions that impacted the valuation, the rationale for these assumptions and explanations for changes, or lack of changes, since the previous valuation date. As part of your response, please explain why your discount for marketability has not changed; and

•	The probabilities you assigned to the various possible future liquidity events under the probability-weighted expected return method.

Response:

The Company has revised the disclosure to clarify the determination of the fair value of the Company’s common stock at each option grant date during 2010 and 2011. Please see pages 68 and 69.

26.	When your estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent equity awards and your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Response:

The Company acknowledges the Staff’s comment and, when the Company’s estimated IPO price is known and included in the Registration Statement, the Company will revise its disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for its most recent equity awards and its IPO offering range. The disclosure will fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	14	July 22, 2011

Business, page 70

General

27.	We note your disclosure under the subheading “Geographic Area Information” on page F-23. Please ensure that the Business section of your prospectus includes the geographic information required by Item 101(d) of Regulation S-K or a cross-reference to the relevant portion of the notes to the financial statements. Please also include the geographic information regarding your long-lived assets for fiscal year 2008. Clarify the portion of your long-lived assets for each of your past three fiscal years located in the United States, as your country of domicile, as well as any individual foreign country, if material (other than Russia, for which we note you have already provided the required disclosure for fiscal 2009 and 2010). Refer to Item 101(d)(1)(ii).

Response:

The Company has revised the disclosure in the Registration Statement to include the information required by Item 101(d) of Regulation S-K. Please see page 86.

Our Verticals, page 75

28.	You present customer case studies for each of the verticals you serve. Please confirm that your customers have agreed to their case studies being used in this manner. In addition, please identify all of the customers profiled in your case studies or advise why such disclosure should not be required. Please also provide support for your description of each of these customers, such as “one of the top five global enterprise software companies” and a “leading global investment bank.”

Response:

The Company confirms that its clients did not object to having their case studies used in the Registration Statement provided that their identities were not disclosed in the Registration Statement. The Company does not believe that the identity of the customers profiled in the case studies is required for an investor to understand the description and quality of the services provided to the customer by the Company. The Company respectfully submits that the general description of each client is sufficient for an investor to understand the context in which the Company’s services have been provided.

We have provided, under separate cover, support for the Company’s description of each of these clients.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	15	July 22, 2011

Clients, page 81

29.	Please ensure that your filing contains a description of the material features of your relationship with your largest customer, Thomson Reuters, which we note accounted for more than 10% of the company’s revenues for each of your last three fiscal years.

Response:

The Company has revised the Registration Statement to include a description of the material features of its relationship with its largest customer, Thomson Reuters. Please see page 83.

Competition, page 82

30.	You have listed in this section the principal competitive factors affecting the market in which EPAM operates, and you have identified a number of factors with respect to which you believe the company competes favorably. Please ensure that your disclosure is balanced and includes any significant factors with respect to which the company may be at a competitive disadvantage, to the extent material. In this regard, we note your risk factor disclosures on page 13 discussing the competition the company faces and its potential competitive disadvantages. In addition, please disclose EPAM’s competitive position, if known. See Item 101(c)(1)(x) of Regulation S-K.

Response:

The Company has revised the Registration Statement to include significant factors with respect to which the Company may be at a competitive disadvantage, to the extent material. The Company has revised the Registration Statement to disclose that it is a leading global IT services provider of complex software product development and software engineering services in Central and Eastern Europe. Please see page 84.

Compensation Discussion and Analysis

Elements of Compensation, page 93

31.	You disclose that Messrs. Robb and Fejes are retained, either in part or in full, as consultants to the company and are directly employed by other entities. Please tell us whether these individuals work for EPAM full-time, and explain the nature and scope of their obligations to their third-party direct employers and how such obligations conflict, if at all, with their obligations to EPAM. We note in this regard your disclosure on page 97 stating that Messrs. Robb and Fejes have confidentiality obligations to EPAM and that they have agreed to assign to EPAM their rights to intellectual property developed within the course of their service to the company.

Response:

Messrs. Robb and Fejes are employees of unrelated third-party companies. The Company confirms that Messrs. Robb and Fejes work for the Company and its subsidiaries on a full-time

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	16	July 22, 2011

basis as consultants (except as noted below) and do not provide services to any other clients of their direct employer. Both Mr. Robb and Mr. Fejes report directly to the Company’s chief executive officer and are compensated by the Company in their capacity as consultants through the payment of their consulting fees to their direct employers. Messrs. Robb’s and Fejes’ primary obligations to their respective direct employers are to devote their full business time, energy and talents to the business of the Company and to use their skills, knowledge and specialized training to perform the duties and exercise the powers assigned to them by the Company’s chief executive officer or board of directors. Therefore, the Company believes that the obligations Messrs. Robb and Fejes have to their direct employers are fully aligned with their obligations to the Company.

32.	In addition, please advise why Mr. Robb’s employment by Landmark Business Development Limited and Mr. Fejes’ employment by Redlodge Holdings Limited are not discussed in the descriptions of their recent business experience beginning on page 86. Refer to Item 401(e) of Regulation S-K.

Response:

The Company has revised the descriptions of the business experience of Messrs. Robb and Fejes to include their employment by Landmark Business Development Limited and Redlodge Holdings Limited, as applicable. Please see page 88.

Related Party Transactions, page 102

33.	We refer to your disclosure regarding your employee loan program in which you guarantee bank loans for certain of your key employees, as discussed on page F-31 and elsewhere in your filing. Please tell us more about this program. In this regard, tell us whether you guarantee loans for any “related persons” within the meaning of Instruction 1 to Item 404(a) of Regulation S-K, and if so, why you have not provided the disclosure called for by that Item under the heading “Related Party Transactions.” In addition, to the extent you guarantee a loan for any director or executive officer of the registrant, please explain to us how you believe this arrangement comports with Section 13(k) of the Securities Exchange Act of 1934.

Response:

The Company confirms that the Company did not and does not guarantee loans for any director or executive officer of the Company or any “related persons” within the meaning of Instruction 1 to Item 404(a) of Regulation S-K.

The Company entered into an agreement with PriorBank, pursuant to which the Company’s employees working in the Company’s offices in various cities in Belarus had an opportunity to participate in a program to obtain ten-year loans on beneficial terms from branch offices of PriorBank, to be used for the construction or purchase of apartments or houses. The most important feature of the loan program was that the Company guaranteed its employees’ loan and agreed to place a margin deposit for each loan under the loan program in an amount of 30% of the principal amount of the loan, which decreased the bank’s risk of non-repayment of the loan

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	17	July 22, 2011

and ensured the creditworthiness of the Company employees that borrowed under the program. The loan program was terminated in 2009, and all outstanding commitments of the Company relate to loans obtained by Company employees under the program prior to 2009.

34.	You disclose further on page F-31 that in September 2010 the company entered into a settlement agreement with a former officer and their related parties in which the company made a cash payment of $9 million in exchange for all of the EPAM common stock held by the plaintiffs. Please tell us whether the former officer was an executive officer of the company within the past three fiscal years, and if so, why this transaction is not disclosed in your Related Party Transactions section. Refer to Item 404(a) of Regulation S-K.

Response:

The officer, an early employee of the Company and a large stockholder, ceased to be employed by the Company in September 2009. Prior to the termination of his employment, the officer was not in charge of any principal business unit, division or function of the Company and did not perform any policy-making function for the Company. The officer was an account manager for several small accounts, which collectively accounted for less than 1% of the Company’s revenues for each of 2008 and 2009, and performed administrative functions for the Company’s U.S. operations. The Company respectfully submits that due to the nature of the officer’s responsibilities in the years prior to his termination, the former officer was not an executive officer of the Company (as defined by Rule 3b-7 of the Securities Exchange Act of 1934, as amended) within the past three fiscal years.

35.	Please provide the disclosure called for by Item 404(b) of Regulation S-K with respect to the review, approval or ratification of your transactions with related persons. In this regard, discuss the standards, if any, that your board of directors has historically applied when reviewing related-party transactions such as the one disclosed in your filing. See Item 404(b)(1) and Instruction 1 to Item 404.

Response:

The Company has revised the Registration Statement to provide the disclosure called for by Item 404(b) of Regulation S-K. Please see page 105.

Principal and Selling Stockholders, page 103

36.	Please revise the principal and selling stockholder table to identify the natural person(s) exercising voting and dispositive powers over the shares of EPAM held by the following stockholders: Russia Partners II, LP, Russia Partners II EPAM Fund, LP, Rainmeadow Holding Limited, and Da Vinci CIS Private Sector Growth Fund Limited.

Response:

The Company has revised the principal and selling stockholder table in the Registration Statement to identify the natural person(s) exercising voting and dispositive powers over the shares of EPAM held by Russia Partners II, LP, Russia Partners II EPAM Fund, LP,

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	18	July 22, 2011

Rainmeadow Holding Limited and Da Vinci CIS Private Sector Growth Fund Limited. Please see page 107.

37.	Once the selling stockholders are identified, please confirm, if accurate, that no selling shareholder is a broker-dealer or broker-dealer affiliate.

Response:

The Company acknowledges the Staff’s comment and, once the selling stockholders are identified, will confirm, if accurate, that no selling stockholder is a broker-dealer or broker-dealer affiliate.

Underwriting, page 114

38.	Please revise footnote 1 to the underwriter table to state clearly that Renaissance Securities (Cyprus) Limited is not an SEC-registered broker-dealer.

Response:

The Company has revised the disclosure to state clearly that Renaissance Securities (Cyprus) Limited is not an SEC-registered broker-dealer. Please see page 118.

Audited Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements for Years Ended December 31, 2010, 2009 and 2008

1. Nature of Business and Significant Accounting Policies

Revenue Recognition, F-8

39.	Please clarify your revenue recognition policies for your multi-element arrangements prior to the adoption of the new accounting standards issued by the FASB. Explain whether you considered software to be a deliverable in your arrangements and whether you followed the provisions of ASC 985-605 or ASC 605-25. Please also clarify whether your arrangements included PCS or other maintenance services. We note your disclosure that prior to adoption of the new accounting standards, you did not have vendor-specific objective evidence for some of the deliverables in both time-and-material and fixed fee arrangements, and therefore, you only had one unit of accounting for these arrangements. Please clarify how you recognized revenue for this one unit of accounting and the authoritative literature you relied on.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	19	July 22, 2011

Response:

Background of revenue streams

The Company enters into two types of arrangements with its customers that may include multiple elements. The two types of arrangements are: (1) time-and-material contracts and (2) fixed-fee contracts. The Company’s time-and-material contracts are for development services and may include maintenance and support services. The Company’s fixed-fee contracts are for development services and may include a separately-priced warranty.

Under these time-and-material and fixed-fee arrangements, the Company does not sell software (except as noted below), software with post-contract customer support and other maintenance services or tangible products to its clients. For these arrangements, the Company follows the provisions of ASC605-25, ASU 2009-13 (adopted on January 1, 2010) and ASC 605-20. The provisions under ASC985-605 and ASU 2009-14 do not apply (except as noted below). The Company concluded that ASC 985-605 does not apply to any of its arrangements (except as noted in the next paragraph) as the Company does not license, sell, lease or otherwise market computer software.

The Company does have a limited number of arrangements in which the Company sells software and related services that are immaterial to its revenues, and therefore, its revenue recognition policies for these types of arrangements are not disclosed in the financial statements. The Company accounts for these arrangements under ASC 985-605. Revenues and percentage of total revenues for these arrangements were $802,234 (0.4%), $290,939 (0.2%), and $190,793 (0.1%) in 2010, 2009 and 2008, respectively.

The Company previously disclosed that it did not have vendor-specific objective evidence (“VSOE”) for some of the multiple deliverables for time-and-materials and fixed-fee arrangements. The Company only sells separately-priced warranties under its fixed-fee development arrangements. Thus, VSOE does not exist for warranties. See discussion below related to revenue recognition related to warranties. The Company does have VSOE for other deliverables in multiple element arrangements as discussed below.

Time-and-material contracts

The majority of the Company’s revenues (85.2% of revenues in 2010, 81.7% in 2009 and 81.2% in 2008) are generated under time-and-material contracts whereby revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues when incurred. The majority of the revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

For time-and-material arrangements with multiple deliverables, and prior to the adoption of ASU 2009-13, the Company accounted for these arrangements pursuant to ASC 605-25 (formerly known as EITF 00-21). These arrangements are comprised of two deliverables, including: (1) development services and (2) maintenance and support services. The Company has determined that each deliverable qualified as a separate unit of accounting, as the Company met the requirements of ASC 605-25-25-5. The Company believes that standalone value exists for the

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	20	July 22, 2011

deliverables in the arrangement as both deliverables are sold separately. In addition, the Company believes that objective and reliable evidence of the fair value exists for all deliverables in the arrangement through VSOE. The Company determines VSOE based on the amount charged for a deliverable when it is sold separately to the Company’s customers in order to support the fair value of all deliverables. As there is objective and reliable evidence of fair value for all units of accounting in the arrangement, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values.

The adoption of ASU 2009-13 on January 1, 2010 did not impact the amount of arrangement consideration that is allocated to each deliverable in the arrangement or the Company’s conclusion that each deliverable represents a separate unit of accounting. Upon the adoption of ASU 2009-13, arrangement consideration is allocated among the separate units of accounting under the relative selling price method. VSOE of selling price continues to be based on sufficiently concentrated pricing for the deliverable when it is sold separately to the Company’s clients.

Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as costs of revenues when incurred.

Fixed-fee contracts

Revenues from fixed-fee contracts (12.3% of revenues in 2010, 15.5% in 2009 and 15.6% in 2008) that include multiple deliverables are accounted for pursuant to the guidance in ASC 605-25. Fixed-fee contracts are comprised of two deliverables, including (1) development services and (2) a separately-priced warranty. As required by the separation and allocation guidance at ASC 605-25-15-3A, the Company allocates arrangement consideration based on the stated contractual amount to the separately-priced warranty and account for that unit of accounting pursuant to the provisions of ASC 605-20; the remaining consideration is allocated to the other deliverable (i.e., development services) and is accounted for pursuant to ASC 605-25 and other general revenue recognition principles. The Company utilizes the proportional performance method to recognize arrangement consideration allocated to the development services over the period that such services are being delivered to the customer as the Company believes that it is the best reflection of the earnings process for development services in its fixed-fee arrangements.

In order to estimate the amount of revenue for the period under the proportional performance method, the Company determines the percentage of actual labor hours as compared to estimated total labor hours and applies that percentage to the consideration allocated to the deliverable. The Company believes that total hours are the best indicator of progress to completion. Historically, the Company’s estimated total hours for a particular project did not significantly change unless there were changes in specification and testing requirements. Delivery of development services in the Company’s fixed-fee contracts generally takes place over a period of one year or less.

In instances where final acceptance of the product, system or solution is specified by the client, revenue recognition is deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, revenue is recognized upon receipt of

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	21	July 22, 2011

final acceptance from the client. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affects the amounts of revenues and related expenses reported in the Company’s consolidated financial statements. A number of internal and external factors can affect the Company’s estimates, including labor hours and specification and testing requirement changes.

Delivery of the separately-priced warranty generally takes place over a period of six months to two years. Arrangement consideration allocated to the separately-priced warranty is recognized as revenue on a straight-line basis over the warranty period pursuant to the guidance in ASC 605-20-25-3. The Company believes that the straight-line method provides for a reasonable basis of revenue recognition as it incurs costs to deliver the separately-priced warranty to its customers, generally on a straight-line basis. Although the Company has not historically experienced losses associated with its separately-priced warranties, a loss shall be recognized on a separately-priced warranty if the sum of expected costs of providing services under the contracts exceeds related unearned revenue.

The early adoption of ASU 2009-13 did not impact the Company’s accounting for fixed-fee arrangements that include both development services and a separately-priced warranty. This was due to the fact that its accounting for separately-priced warranties did not change as a result of adopting ASU 2009-13; after separating the separately-priced warranty deliverable from the overall arrangement, the Company only has one remaining deliverable (development services), which it accounts for as a stand-alone unit of accounting as discussed above.

The Company has clarified its disclosure in the Registration Statement to reflect the above policies related to time-and-material and fixed-fee contracts with multiple deliverables. Please see pages F-8 and F-9.

40.	Please clarify your disclosure to explain the impact of adopting both Accounting Standards Updates (“ASU”) No. 2009-13, Topic 605 - Multiple-Deliverable Revenue Arrangements, and ASU No. 2009-14, Topic 985 - Certain Revenue Arrangements That Include Software Elements on your revenue recognition policies. Please also disclose the impact that adoption of these new accounting standards had on your revenues for each period presented as provided for in ASC 605-25-65-1.

Response:

On January 1, 2010, the Company early adopted ASU 2009-13 on a prospective basis. The Company respectfully submits that ASU 2009-14 does not apply to the Company as it does not sell tangible products and software.

For new or amended time-and-material agreements, the adoption of ASU 2009-13 on January 1, 2010 did not impact the amount of arrangement consideration that is allocated to each deliverable or the Company’s conclusion that each deliverable represents a separate unit of accounting. Upon the adoption of ASU 2009-13, arrangement consideration is allocated among the separate units of accounting based on their relative selling prices. VSOE of selling price

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	22	July 22, 2011

continues to be based on sufficiently concentrated pricing for the deliverable when it is sold separately to the Company’s clients.

The adoption of ASU 2009-13 did not impact the Company’s accounting for fixed-fee arrangements that include both development services and a separately-priced warranty. This was due to the fact that the Company’s accounting for separately-priced warranties did not change as a result of adopting ASU 2009-13; after separating the separately-priced warranty from the overall arrangement, the Company only has one remaining deliverable (development services), which it continues to account for as a stand-alone unit of accounting, as discussed in our response to the Staff’s comment 39.

41.	We note your discourse that subsequent to the adoption of the new accounting standards, revenue for fixed fee contract arrangements is recognized upon delivery of the service under the proportional performance method where revenue recognition for other services occur after the development services are delivered. Please clarify what these other services are and how revenue is recognized for each service.

Response:

The only other services (apart from development services) under the Company’s fixed-fee contracts are separately-priced warranty services.

The Company applies the allocation and separation guidance pursuant to ASC 605-25-15-3A to its fixed-fee contracts that contain both development services and a separately-priced warranty. The Company believes that each deliverable is a separate unit of accounting and accounts for the separately-priced warranty pursuant to the guidance in ASC 605-20, and the development services pursuant to ASC 605-25 and general revenue recognition guidance.

Delivery of the Company’s separately-priced warranties takes place over a period that generally ranges from six months to two years. Separately-priced warranty consideration is recognized on a straight-line basis into income over the warranty period. The Company believes that the straight-line method provides for a reasonable basis of revenue recognition as it incurs costs to deliver the separately-priced warranty to its customers, generally on a straight-line basis. Although the Company has not historically experienced losses associated with its separately-priced warranties, a loss shall be recognized on the separately-priced warranty if the sum of expected costs of providing services under the contracts exceeds related unearned revenue.

42.	Please disclose the significant factors, inputs, assumptions, and methods used to determine management’s best estimate of selling price as required by ASC 605-25-50-2(e).

Response:

Upon the adoption of ASU 2009-13, arrangement consideration is allocated to the separate units of accounting based on their relative selling prices. VSOE of selling price continues to be based on sufficiently concentrated pricing charged for the deliverable when it is sold separately to the Company’s clients.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	23	July 22, 2011

43.	We note your disclosure that revenues from fixed-price contracts are based on the proportional performance method. Tell us what consideration you gave to disclosing the method of measuring extent of progress toward completion (i.e., cost to cost, labor hours etc.). Further, tell us how you considered disclosing the period over which your fixed price contracts are generally recognized.

Response:

In order to estimate the amount of revenue for the period under the proportional performance method, the Company determines the percentage of actual labor hours incurred as compared to estimated total labor hours and applies that percentage to the consideration allocated to the deliverable. The Company believes that total hours are the best indicator of progress to completion.

Delivery of development services under our fixed-fee arrangements generally takes place over a period of twelve months or less.

In accordance with ASC 605-25-50-2(c), the Company has updated the disclosure in the Registration Statement to include the general timing of performance of service for the deliverables within its arrangements. The Company also discloses in the Registration Statement how the Company measures the extent of progress toward completion under the proportional performance method. Please see page F-9.

44.	Tell us what consideration you gave to disclosing your accounting policies for recording revisions to estimates in the application of your proportional performance method, and your policies for recording expected losses on contacts. Further, tell us how you considered disclosing whether there have been any significant adjustments relating to such revisions for any of the periods presented.

Response:

Historically, the Company’s estimated total hours for a particular project did not significantly change unless there were changes in specification and testing requirements that were requested by its customers. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known. As there were no significant adjustments impacting the amount of revenue recorded by the Company, the Company has not disclosed such in the financial statements.

As it relates to development services and separately-priced warranties, the Company does not accrue expected losses on fixed-fee arrangements (except for the separately-priced warranty deliverable pursuant to the guidance in ASC 605-20-25-6), but rather the Company accrues costs as they are incurred. The Company views its obligation to deliver development services under fixed-fee arrangements to be analogous to an executory contract, and believes that, currently, there is no authoritative literature requiring expected loss recognition on executory contracts. Pursuant to the “earnings process” concept in FASB Concepts Statement No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises”, the Company

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	24	July 22, 2011

believes that contractual assets and liabilities from executory contracts generally should remain unrecognized prior to performance.

12. Preferred and Common Stock, page F-24

45.	We note that your Series A-2 preferred stock is redeemable on January 1, 2011. Tell us why you are not accreting this stock to the redemption value. Please clarify your disclosures accordingly.

Response:

If an equity instrument is not currently redeemable, the Company’s accounting policy is to accrete changes in the redemption value over the period from the date of issuance (or, if later, from the date that it becomes probable that the instrument will become redeemable) to the earliest redemption date. If an equity instrument is currently redeemable, the Company’s accounting policy is to adjust the carrying amount to its maximum redemption amount at each balance sheet date. In accordance with ASC 480-10-S99, the amount presented in temporary equity should be no less than the initial amount reported in temporary equity for the instrument.

In accordance with the Company’s Second Amended and Restated Certificate of Incorporation, the Series A-2 preferred stock first became redeemable on December 31, 2009. Subsequent to the sale of the Company’s Series A-2 preferred stock in February 2008, the calculated redemption value at the end of each reporting period end was below the initial carrying value of the Series A-2 preferred stock. As such, no accretion was required.

46.	Please revise your disclosures to state the liquidation value of your preferred shares for each period presented. To the extent liquidation value is equal to carrying value, please state this in your disclosures.

Response:

The Company has revised the disclosure in the Registration Statement to state that, with respect to the Series A-1 and Series A-3 preferred stock, the liquidation amount is equal to the carrying value for all periods presented. With respect to the Series A-2 preferred stock, the liquidation amount is not calculable as it is defined with respect to the percentage ceiling amount, calculated as 17.1% of cash proceeds or non-cash property received by the Company in a liquidation event, an amount which is not determinable. The Company has revised the disclosure in the Registration Statement to disclose the calculation of the liquidation amount for the Series A-2 preferred stock. Please see pages F-24, F-25 and F-27.

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	25	July 22, 2011

13. Stock Compensation, page F-28

47.	Tell us your consideration of ASC 718-10-25-13 to 25-14A in evaluating whether stock options granted should be classified as equity.

Response:

In consideration of ASC 718-10-25-13 to 25-14A, the Company has determined that all Company stock options granted should be classified as equity. All stock options are granted with an exercise price denominated in U.S. dollars, which is the reporting (parent) entity’s functional and reporting currency, regardless of employment location. Accordingly, no awards were indexed to any other factors than the Company’s share price.

14. Earnings Per Share, page F-30

48.	Tell us how you considered the assumed conversion of your preferred stock, using the if-converted method, in determining your diluted earnings per common share for each period presented. Your disclosure indicates that for calculating the diluted EPS you will add back undistributed earnings allocated to the participating securities in arriving at the basic EPS. Explain why you have not included this item within your table. As part of your response, tell us how you considered the preferred shares that were redeemed for an amount less than the carrying value in your calculation, as provided for in ASC 260-10-S99-2.

Response:

Each series of the Company’s convertible preferred stock participates with the Company’s common shares in distributions of the Company’s earnings on an “as if converted” basis. Accordingly, in determining the Company’s diluted earnings per common share for each period presented, the Company separately considered the dilution associated with the preferred stock that results from (a) application of the two-class method to the preferred stock’s participation feature and (b) application of the “if-converted” method to the preferred stock’s conversion feature and then applied the method that was most dilutive for the individual reporting period. In each instance, because the preferred stock participates on an “as if converted” basis with shares of the Company’s common stock, application of the two-class method was most dilutive, and thus the “ as if converted” method was not applied. The Company believes that this approach is consistent with comments made by a member of the Staff at the 2006 AICPA National Conference on SEC and PCAOB Development as well as with guidance published by the Company’s independent accountants. Please see Steps 2a and 2b of “Examples Illustrating the Use of the Two-Class Method to Calculate Basic and Diluted Earnings per Share — 260-10-45 (Q&A 57),” which we will supplementally provide to the Staff.

As the two-class method was most dilutive, the Company’s disclosure in the Registration Statement indicates that for calculating diluted EPS, the Company first adds back undistributed earnings allocated to participating securities, then, having assumed that all dilutive options have been exercised, the Company reallocates such undistributed earnings among the Company’s common stock, participating securities and the potential common shares that result from the

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	26	July 22, 2011

assumed exercise of all dilutive options. The effect of this process is identified under “Effect on income available from reallocation of options” in the table on footnote 14 (page F-30) of the Company’s notes to the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 included in the Registration Statement.

In accordance with ASC 260-10-S99-2, the excess of the carrying value of the redeemed preferred shares over the amount at which they were redeemed in the first quarter of 2010 was added to net income and then this adjusted net income figure was allocated (in accordance with each security’s right to participate in distributions of earnings) to all common stock, participating securities (that remained outstanding following the redemption) and potential common shares on a weighted average securities outstanding basis.

Part II

Item 15. Recent Sales of Unregistered Securities

49.	Expand your disclosure regarding unregistered issuances in which the company relied on Section 4(2) of the Securities Act to clarify whether the investors were accredited or sophisticated with access to information.

Response:

The Company has revised the disclosure in Item 15 regarding unregistered issuances in the last three years in which the Company relied on Section 4(2) of the Securities Act, as amended (the “Securities Act”) to clarify whether the investors were accredited investors or sophisticated investors with access to information. The Company has further revised the disclosure in Item 15 to clarify that certain unregistered issuances were made in reliance on Regulation S under the Securities Act.

Exhibit Index

50.	Please tell us what consideration you gave to filing your preferred stock agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company has revised the Registration Statement to file the Series A-2 preferred stock purchase agreement and the Series A-3 preferred stock purchase agreement as exhibits to the Registration Statement. Please see Exhibits 10.9 and 10.10.

* * * * * * * * * * * * *

Barbara C. Jacobs Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	27	July 22, 2011

The Company has authorized us to confirm on their behalf that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * * * *

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4565.

Sincerely,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Via E-mail

Arkadiy Dobkin, Chief Executive Officer, EPAM Systems, Inc.

Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.